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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12716

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Brown, Lisle/Cummings, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Turks Head Place - Suite 800
(No. and Street)

Providence	RI	02903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David A. Izzi (401) 421-8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Frechette, McCrory, Michael & Co.
(Name – *if individual, state last, first, middle name*)

40 Westminster Street - Suite 600	Providence	RI	02903
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David A. Izzi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brown, Lisle/Cummings, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

David A. Izzi
Signature

President & Treasurer
Title

Notary Public
My Commission Exp 11/6/19

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROWN, LISLE/CUMMINGS, INC.

FINANCIAL STATEMENTS

December 31, 2015

CONTENTS

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
Jean Saylor
Michael S. Resnick
Stephen G. Noyes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Brown, Lisle/Cummings, Inc.
Providence, Rhode Island

We have audited the accompanying statements of financial condition of Brown, Lisle/Cummings, Inc. (the Company) as of December 31, 2015 and 2014, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown, Lisle/Cummings, Inc. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

40 Westminster Street, Suite 600 Providence, RI 02903 | 35 Valley Road Middletown, RI 02842
P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The supplementary information contained in Schedules I, II, III and IV (the Supplemental Information) has been subjected to audit procedure performed in conjunction with the audit of Brown, Lisle/Cummings, Inc.'s financial statements. The Supplementary Information is the responsibility of Brown, Lisle/Cummings, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedules I, II, III and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
February 8, 2016

BROWN, LISLE/CUMMINGS, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2015 and 2014

ASSETS		2015		2014
Cash	$	296,162	$	344,004
Receivables from clearing organizations		111,368		87,288
Prepaid expenses		30,266		32,709
Furniture and office equipment, at cost, less accumulated depreciation 2015 $109,799; 2014 $124,427		7,553		8,363
Escrow deposit		50,000		50,000
	$	495,349	$	522,364

LIABILITIES AND STOCKHOLDERS' EQUITY		2015		2014
LIABILITIES				
Accrued pension contributions	$	134,417	$	145,505
Accrued payroll withholdings and taxes		85,902		107,159
Accrued expenses		25,030		19,700
		245,349		272,364
STOCKHOLDERS' EQUITY				
Common stock, no par value, authorized 400 shares; issued 257 shares		257,000		257,000
Retained earnings		50,000		50,000
		307,000		307,000
Less cost of treasury stock, 57 shares		(57,000)		(57,000)
		250,000		250,000
	$	495,349	$	522,364

See Notes to Financial Statements

BROWN, LISLE/CUMMINGS, INC.

STATEMENTS OF INCOME
Years Ended December 31, 2015 and 2014

	2015	2014
REVENUES		
Commissions	$ 2,249,189	$ 2,670,560
Gain on firm securities trading accounts	11,577	18,470
Sale of investment company shares	350,296	291,140
Fees for account supervision, investment advisory and administrative services	427,382	410,359
Other revenue	9,041	6,625
	3,047,485	3,397,154
EXPENSES		
Stockholder officers' compensation and benefits	1,452,595	1,764,436
Employee compensation and benefits	969,500	1,001,363
Commissions paid to other broker/dealers	165,060	195,273
Regulatory fees and expenses	29,681	30,183
Other operating expenses	380,649	355,899
	2,997,485	3,347,154
NET INCOME	$ 50,000	$ 50,000

See Notes to Financial Statements

BROWN, LISLE/CUMMINGS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2015 and 2014

	Capital Stock Common	Treasury Stock	Retained Earnings	Total
Balances at January 1, 2014	$ 257,000	$ (57,000)	$ 50,000	$ 250,000
Distributions	-	-	(50,000)	(50,000)
Net income	-	-	50,000	50,000
Balances at December 31, 2014	$ 257,000	$ (57,000)	$ 50,000	$ 250,000
Balances at January 1, 2015	$ 257,000	$ (57,000)	$ 50,000	$ 250,000
Distributions	-	-	(50,000)	(50,000)
Net income	-	-	50,000	50,000
Balances at December 31, 2015	$ 257,000	$ (57,000)	$ 50,000	$ 250,000

See Notes to Financial Statements

BROWN, LISLE/CUMMINGS, INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2015 and 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 50,000	$ 50,000
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	3,341	4,451
Loss on disposal of assets	306	-
Changes in assets and liabilities:		
(Increase) decrease in:		
Receivables from clearing organizations	(24,080)	(6,591)
Prepaid expenses	2,443	(2,782)
Increase (decrease) in:		
Accrued pension contributions	(11,088)	13,870
Accrued payroll withholdings and taxes	(21,257)	22,041
Accrued expenses	5,330	(2,347)
Net cash provided by operating activities	4,995	78,642
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	(2,837)	-
Distributions to shareholders	(50,000)	(50,000)
Net cash used in investing activities	(52,837)	(50,000)
Net increase (decrease) in cash	(47,842)	28,642
CASH		
Beginning	344,004	315,362
Ending	$ 296,162	$ 344,004

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITY

Fully depreciated assets totaling $18,275 and $23,210 were disposed of for the years ended December 31, 2015 and 2014, respectively.

See Notes to Financial Statements

BROWN, LISLE/CUMMINGS, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business: The Company, located in Providence, Rhode Island, is a broker/dealer engaged in the sale of securities to customers located mainly on the East Coast.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting policies follows:

Income recognition: Securities transactions and the related commission revenues and expenses are recorded on a settlement date basis, which is generally the third business day following the date a transaction is executed. The effect of transactions executed but not yet settled is not significant.

Property, equipment and depreciation: Property and equipment are stated at cost. Depreciation is computed using both straight-line and accelerated methods for financial reporting purposes and is based on estimates of useful lives, ranging from 5 to 10 years. The depreciation expense for the year ended December 31, 2015 and 2014 was $3,341 and $4,451 respectively and accumulated depreciation at December 31, 2015 and 2014 was $109,799 and $124,427, respectively.

Income taxes: The Company is an S Corporation within the meaning of Internal Revenue Code Section 1361. Under this provision, profits are, with certain exceptions, taxed directly to the stockholders in proportion to their percentage of ownership.

Uncertainty in accounting for income taxes: When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would ultimately be sustained. The benefit of a tax position is recognized in the financial statements in the period which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any.

Tax positions taken are not offset against or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above, if any, would be reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authority upon examination.

Management has determined there are no uncertain income tax positions. The open tax years are 2012-2015.

BROWN, LISLE/CUMMINGS, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising costs: The Company charges advertising costs to expense as incurred. Advertising costs for the years ended December 31, 2015 and 2014 were $5,307 and $2,104, respectively.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. EMPLOYEE PENSION PLANS

During 2010, the Company established a noncontributory 401(k) profit sharing plan. The Plan covers substantially all of its employees who have completed one year of service. The Plan's assets are held by T. Rowe Price Trust Co. Profit sharing contributions and safe harbor contributions for the year ended December 31, 2015 were $97,929 and $58,788, respectively and for the year ended December 31, 2014, $103,846 and $63,959, respectively.

Note 3. OPERATING LEASE

The Company leases certain office space under a noncancelable agreement which expires in 2020 and requires minimum annual rentals. Rental expense for the years ended December 31, 2015 and 2014 was $110,323 and $128,942, respectively.

At December 31, 2015, future minimum lease payments for the office space were as follows:

Years ending December 31		
2016	$	120,959
2017		123,772
2018		126,585
2019		129,398
2020		21,566
	$	522,280

Note 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015 the Company had net capital and net capital requirements of approximately $212,045 and $100,000, respectively. At December 31, 2014, the Company had net capital and net capital requirements of $208,787 and $100,000, respectively. The Company's net capital ratios (aggregate indebtedness to net capital) at December 31, 2015 and 2014 were 1.16 to 1 and 1.30 to 1, respectively.

Note 5. STATEMENT PURSUANT TO PARAGRAPH (d)(4) of RULE 17a-5

There are no material differences between the computation of aggregate indebtedness and net capital and that of the corresponding computation prepared by and included in the Company's unaudited Part IIA Focus Report filing as of December 31, 2015 and 2014.

Note 6. NFS AGREEMENT

The Company has an agreement with National Financial Services, LLC (NFS). Under this agreement, NFS clears transactions on a fully disclosed basis for accounts of the Company and of the Company's customers, which are introduced by the Company and accepted by NFS. NFS maintains stock records and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the FINRA and SEC guidelines for record retention. NFS is responsible for the safeguarding of all funds and securities delivered to and accepted by it. NFS prepares and sends to customers monthly or quarterly statements of account. The Company does not generate and/or prepare any statements, billings or compilations regarding any account. The Company examines all monthly statements of account, monthly statements of clearing services, and other reports provided by NFS and notifies NFS of any errors. NFS charges the Company for clearing services. NFS also collects all commissions on behalf of the Company and makes payments to the Company for commissions.

The Company carries its receivable from NFS at cost. If a customer of the Company did not pay NFS a commission, the assets of that customer's account would be liquidated to cover any amount owed for the commission. Any shortfall between the value of the assets and the amount owed for the commission would have to be absorbed by the Company as bad debt. The Company has deemed an allowance for such a loss is unnecessary, since historically these losses have been minimal and immaterial.

Note 6. NFS AGREEMENT (CONTINUED)

The Company is required to maintain an escrow deposit account pursuant to the agreement with NFS. The balance of the escrow deposit account was $50,000 at December 31, 2015 and 2014.

For both years ended December 31, 2015 and 2014, revenues generated from NFS were approximately 97% of total revenues. At December 31, 2015 and 2014, amounts due from NFS in accounts receivable totaled $111,368 and $87,288, respectively.

Note 7. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully-disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. The clearing broker/dealer will also execute trades when requested by the Company. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that insure customer transactions are executed properly.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash. The amount on deposit at December 31, 2015 exceeded insurance limits by approximately $121,000.

Note 8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through **February 1, 2016**, the date the financial statements were available to be issued, and determined that there have been no events that have occurred that would require adjustments to the financial statements.

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015 and 2014

	2015	2014
AGGREGATE INDEBTEDNESS		
Payables:		
Accrued pension contributions	$ 134,417	$ 145,505
Accrued payroll withholdings and taxes	85,902	107,159
Accrued expenses	25,030	19,700
Total aggregate indebtedness	$ 245,349	$ 272,364
Minimum required net capital	$ 100,000	$ 100,000
NET CAPITAL		
Stockholders' equity	$ 250,000	$ 250,000
Deductions:		
Furniture and office equipment	7,553	8,363
Prepaid expenses	30,266	32,709
Cash	100	128
Haircuts on securities owned	36	13
Net capital	212,045	208,787
Minimum required net capital	100,000	100,000
Capital in excess of minimum requirement	$ 112,045	$ 108,787
Ratio of aggregate indebtedness to net capital	1.16 to 1	1.30 to 1

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015 and 2014

The Company has been exempt from Rule 15c3-3 because all customer transactions are cleared through another broker/dealer, National Financial Services, LLC, on a fully disclosed basis.

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015 and 2014

All customer transactions are cleared through National Financial Services, LLC on a fully disclosed basis. Thus, testing of the system and procedures to comply with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities was not applicable.

BROWN, LISLE/CUMMINGS, INC.

SCHEDULE IV

SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
December 31, 2015 and 2014

SEGREGATION REQUIREMENTS	N/A
FUNDS ON DEPOSIT IN SEGREGATION	N/A

BROWN, LISLE/CUMMINGS, INC.

EXEMPTION REPORT

December 31, 2015

BATCHELOR
FRECHETTE
McCRORY
MICHAEL & CO.
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS

Paul D. Frechette
Edward F. McCrory
Jean Saylor
Michael S. Resnick
Stephen G. Noyes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Brown, Lisle/Cummings, Inc.
Providence, Rhode Island

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* Brown, Lisle/Cummings, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and *(b)* the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Frechette, McCrory, Michael & Co.

Providence, Rhode Island
February 8, 2016

40 Westminster Street, Suite 600 Providence, RI 02903 | 35 Valley Road Middletown, RI 02842
P: 401.621.6200 F: 401.621.6209 www.bfmmcpa.com

BROWN LISLE CUMMINGS

CELEBRATING 100 YEARS

Brown, Lisle/Cummings, Inc.
One Turks Head Place - Suite 800
Providence, Rhode Island 02903
401-421-8900 / 800-457-4293
www.brownlc.com

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

January 1, 2016

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Brown, Lisle/Cummings, Inc. is a broker/dealer registered with the SEC and FINRA.
- Brown, Lisle/Cummings, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2015.
- Brown, Lisle/Cumming, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

> The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with the clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4 , as are customarily made and kept by a clearing broker or dealer.

- Brown, Lisle/Cummings, Inc. has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the period of January 1, 2015 through December 31, 2015 without exception.
- Brown, Lisle/Cummings, Inc. has not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c3-3 for the period of January 1, 2015 through December 31, 2015.

The above statements are true and correct to the best of my and the Firm's knowledge.

David Izzi, President